FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Santiago, March 26, 2021

Ger. Gen. No. 09 /2021

Mr. Joaquín Cortez Huerta

President

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under the Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission (FMC), I, duly authorized, hereby inform you in this Significant Event and in relation with the Public Offer for the Acquisition of Shares that Enel SpA has launched for up to 7,608,631,104 shares issued by Enel Américas S.A. (including a share offer represented by American Depositary Shares "ADSs", the latter known as the "Tender Offer") that under the US Securities Exchange Act of 1934 and in particular, under Rule 14D-9, a collective statement on the Tender Offer is required from the Company's Board of Directors and that, on this date, the Company's Board of Directors has filed such collective statement in the document called Schedule 14D-9 which has been registered with the Securities and Exchange Commission (SEC).

I also hereby inform you that a copy of the aforementioned Schedule 14D-9 and its translation into Spanish language have been made available to the public and the shareholders on the Company´s website www.enelamericas.com , together with the prospectus and other documents related to the Company's Public Offer for the Acquisition of Shares.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:         Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: March 26, 2021